

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 17, 2010

Via U.S. mail and facsimile

Mr. Stephen J. Smith
Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, Florida 33027

> RE: Form 10-K for the year ended June 30, 2009
> Form 10-Q for the period ended September 30, 2009
> Definitive Proxy Statement on Schedule 14A filed October 13, 2009
> File No. 1-6370

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings related to legal matters, please direct them to Sherry Haywood, Staff Attorney, at (202) 551-3345 or Pamela Long, Assistant Director, at (202) 551-3760. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief